Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA91607

jkushner@thekushneroffices.com

June 9th, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:

Diverse Development Group, Inc.

Registration Statement on Form S-1

Filed February 21, 2017

Amendment No. 1 to Registration Statement on Form S-1

Filed March 31, 2017

Amendment No. 2 to Registration Statement on Form S-1

Filed April 13, 2017

Amendment No. 3 to Registration Statement on Form S-1

Filed May 2, 2017

File No. 333-216151

Dear Mr. Burr:

We are submitting this letter on behalf of Diverse Development Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 16, 2017 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-216151) filed with the Commission on February 21, 2017 (the “Registration Statement”) and Amendment No. 3 to the Registration Statement filed with the Commission on May 2, 2017. Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.

Staff Comment: Please revise to include updated financial statements and related notes for all periods required under Form S-1. We also note the Form 8-K filed May 12, 2017. You state that management has determined the financial statements of December 31, 2016 should no longer be relied upon and that an amended Form 10-K will be filed upon receipt of the corrected audit. Please note that we may have further comment after you file the amended Form 10-K.

Company’s Response: Pursuant to the Staff’s request, the disclosure has been revised in the Amendment to provide updated financials and related notes for all periods required under Form S-1.

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Management, Page 27

2.	We note your revised disclosures and response to comment 1. Please revise risk factors and where appropriate to clarify the terms of any arrangement or understanding between the registrant and the related parties regarding the real estate projects. Your revised disclosure should clarify the extent to which affiliated entities are under no legal obligation to go forward with assignments of real estate interests or may go forward with the projects using other entities affiliated with Mr. Kiritsis.

Company’s Response: Pursuant to the Staff’s request, the disclosure has been revised in the Amendment to revise its risk factors and provide further disclosure so as to clarify the terms of all arrangements and understandings between the Registrant and related parties regarding current and anticipated real estate projects. Please refer to pages 10 through 12 in the Amendment for detailed discussion of the risks associated with the Company’s reliance on its affiliated parties’ property rights. Please also refer to pages 20 through 22 in the Amendment, as the extent of the affiliated entities’ legal obligations to the Company in relation to the contemplated real estate projects have been disclosed and amended therein.

Item 15, Recent Sale of Unregistered Securities, Page 39

3.	Please ensure you furnish information for all relevant unregistered sales of securities. For example, we note the Form D filed on May 12, 2017.

Company’s Response: Pursuant to the Staff’s request, the disclosure has been revised in the Amendment so as to furnish all relevant information in connection with the Company’s unregistered sales of its securities. Please refer to Item 15, Recent Sale of Unregistered Securities, Page 41 in the Amendment.

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Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (818) 850-2749 or you may contact Cassidy & Associates at (202) 744-2929.

Sincererly,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	Christopher Kiritsis
Jim Cassidy, Esq.

KUSHNER LAW OFFICES	Tel:	(818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax:	(213) 337 7058
VALLEY VILLAGE, CA 91607	Jkushner@thekushneroffices.com

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